Affinion Group Holdings, Inc.

100 Connecticut Avenue

Norwalk, Connecticut 06850

November 14, 2007

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549-4561

Attention:	Michael McTiernan
Special Counsel

Re:	Affinion Group Holdings, Inc.
Registration Statement on Form S-1
File No. (333-144099)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Affinion Group Holdings, Inc. (the “Company”) hereby submits its application to withdraw its Registration Statement on Form S-1 (File No. 333-144099), including all amendments and exhibits (the “Registration Statement”).

The Company is withdrawing the Registration Statement because it has determined not to pursue the initial public offering to which the Registration Statement relates at this time. The Registration Statement has not been declared effective by the Securities and Exchange Commission, no shares of common stock of the Company have been or will be issued or sold under the Registration Statement and all activities in respect of the public offering contemplated thereby have been discontinued.

If you have any questions regarding this application for withdrawal, please contact the undersigned at 203-956-8857 or Rosa A. Testani of Akin Gump Strauss Hauer & Feld LLP, counsel to the Company, at (212) 872-8115.

Very truly yours,

By:	/s/ Nathaniel J. Lipman
Nathaniel J. Lipman
President and Chief Executive Officer

cc:

Securities and Exchange Commission

Howard Efron

Kevin Woody

Angela McHale

Affinion Group Holdings, Inc.

Todd H. Siegel

Akin Gump Strauss Hauer & Feld LLP

Rosa A. Testani